Malaysian Mobile Services Sdn Bhd (73315-V)
[redacted]
is
ntre

07023274

50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

RECEIVED

23 April 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Best Available Copy

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status
File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention:-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 March 2007 to 15 April 2007, pursuant to Rule12g3-2(b)(1)(ii) of the Securities Exchange Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Companies Commission of Malaysia for the period from 16 March 2007 to 15 April 2007.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

BEST AVAILABLE COPY

PROCESSED
MAY 10 2007
THOMSON
FINANCIAL

Very truly yours,

Sandip Das
Director
c.c. Mr. Crawford Brickley

Dipak Kaur
Secretary

Singap-1/51421/01

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1. Listing Circular - Maxis Employee Share Option Scheme	19 March 2007 21 March 2007 22 March 2007 30 March 2007 09 April 2007 11 April 2007	Bursa Securities Listing Requirements	A
2. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 a) Employees Provident Fund b) Templeton Worldwide, Inc. c) Franklin Resources, Inc. d) Templeton Asset Management e) Templeton International, Inc.	16 March 2007 20 March 2007 21 March 2007 22 March 2007 26 March 2007 28 March 2007 30 March 2007 04 April 2007 05 April 2007 09 April 2007 11 April 2007 13 April 2007	Bursa Securities Listing Requirements	B
3. General Announcement	19 March 2007 23 March 2007 06 April 2007	Bursa Securities Listing Requirements	C
4. Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965	16 March 2007	Bursa Securities Listing Requirements	D

APPENDIX A

082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **19/03/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 530,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 21 March 2007.**

082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **21/03/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 517,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 23 March 2007.**

LISTING'S CIRCULAR NO. L/Q : [illegible] OF 2007 [illegible]

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **22/03/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 43,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 26 March 2007.**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **30/03/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 144,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 3 April 2007.**

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **09/04/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 210,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 11 April 2007.**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **11/04/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 217,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 13 April 2007.**

APPENDIX B

Exemption File No.
82-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070314-7FD4C**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/03/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 453,000 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 150,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 250,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**09/03/2007**	**663,000**	
Disposed	**12/03/2007**	**190,000**	

Circumstances by reason of which change has occurred	:	**Disposals of shares by EPF Board and Portfolio Managers**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**453,000**
Direct (%)	:	**0.018**
Indirect/deemed interest (units)	:	**400,000**
Indirect/deemed interest (%)	:	**0.016**
Total no of securities after change	:	**133,698,100**
Date of notice	:	**12/03/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 12 March 2007 received by Maxis on 16 March 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 117,972,300 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,458,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,592,500 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 458,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,278,600 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 3,189,000 ordinary shares of RM0.10 each in Maxis)

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 20/03/2007

RECEIVED

Particulars of substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 709,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**16/03/2007**	**709,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**709,000**
Indirect/deemed interest (%)	:	**0.028**
Total no of securities after change	:	**132,913,100**
Date of notice	:	**19/03/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Franklin Resources, Inc. dated 19 March 2007 received by Maxis on 20 March 2007.

The Registered holders of the Maxis shares over which Franklin Resources, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 128,382,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No MC-070316-6D5F4

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	20/03/2007

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 1,447,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 220,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**13/03/2007**	**220,000**	
Acquired	**14/03/2007**	**1,447,200**	

Circumstances by reason of which change has occurred	:	**Acquisitions of shares by EPF Board and Portfolio Manager**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**1,447,200**
Direct (%)	:	**0.057**
Indirect/deemed interest (units)	:	**220,000**
Indirect/deemed interest (%)	:	**0.0087**
Total no of securities after change	:	**135,365,300**
Date of notice	:	**14/03/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 14 March 2007 received by Maxis on 20 March 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 119,419,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,592,500 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,005,000 ordinary shares of RM0.10 each in Maxis)

(in respect of 1,[illegible] ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 458,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,278,600 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 3,189,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-070321-AD36A

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 21/03/2007

Exemption File No. 082-34780

Particulars of substantial Securities Holder

Name	:	TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")
Address	:	7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987
NRIC/Passport No/Company No.	:	N/A
Nationality/Country of incorporation	:	Singapore
Descriptions(Class & nominal value)	:	Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 709,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	16/03/2007	709,000	

Circumstances by reason of which change has occurred	:	Shares are held by 10 funds and 4 separate accounts for which Templeton is the discretionary investment advisor. Templeton is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.
Nature of interest	:	Indirect/Deemed
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	709,000
Indirect/deemed interest (%)	:	0.028
Total no of securities after change	:	132,913,100
Date of notice	:	19/03/2007

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 19 March 2007 received by Maxis on 20 March 2007.

The Registered holders of the Maxis shares over which Templeton has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 128,382,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-070321-A7DA2

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 21/03/2007

Exemption File No. 082-34780

Particulars of substantial Securities Holder

Name : TEMPLETON INTERNATIONAL, INC.
Address : 500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394
NRIC/Passport No/Company No. : N/A
Nationality/Country of incorporation : United States
Descriptions(Class & nominal value) : Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 709,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	16/03/2007	709,000	

Circumstances by reason of which change has occurred : Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.
Nature of interest : Indirect/Deemed
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : 709,000
Indirect/deemed interest (%) : 0.028
Total no of securities after change : 132,913,100
Date of notice : 19/03/2007
Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton International, Inc. dated 19 March 2007 received by Maxis on 20 March 2007.

The Registered holders of the Maxis shares over which Templeton International, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 128,382,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 21/03/2007

082-34780

Particulars of substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 709,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**16/03/2007**	**709,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**709,000**
Indirect/deemed interest (%)	:	**0.028**
Total no of securities after change	:	**132,913,100**
Date of notice	:	**19/03/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton Worldwide, Inc. dated 19 March 2007 received by Maxis on 20 March 2007.

The Registered holders of the Maxis shares over which Templeton Worldwide, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 128,382,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070322-450C7**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/03/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 1,447,200 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 400,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**06/03/2007**	**400,000**	
Disposed	**15/03/2007**	**1,447,200**	

Circumstances by reason of which change has occurred	:	**Disposals of shares by EPF Board and Portfolio Manager**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**1,447,200**
Direct (%)	:	**0.057**
Indirect/deemed interest (units)	:	**400,000**
Indirect/deemed interest (%)	:	**0.016**
Total no of securities after change	:	**133,518,100**
Date of notice	:	**16/03/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 16 March 2007 received by Maxis on 22 March 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 117,972,300 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,592,500 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,005,000 ordinary shares of RM0.10 each in Maxis)

(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 458,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,878,600 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 3,189,000 ordinary shares of RM0.10 each in Maxis)

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 22/03/2007

082-34780

RECEIVED

Particulars of substantial Securities Holder

Name	:	**Tun Haji Mohammed Hanif Bin Omar ("Tun Hanif")**
Address	:	**No. 74, Jalan USJ 12/3B 47630 Subang Jaya Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**390116-08-5111**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd
20th Floor, Menara Bumiputra,
Jalan Melaka,
50100 Kuala Lumpur
In respect of 100,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**19/03/2007**	**100,000**	**11.500**

Circumstances by reason of which change has occurred :

Change in particulars of Tun Hanif's direct beneficial equity interest in Maxis resulting from the disposal in the open market of 100,000 ordinary shares of RM0.10 each in Maxis as set out above herein representing 0.004% equity interest in Maxis.

There is no change to the number of shares over which the deemed interest is held.

Tun Hanif is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a direct equity interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a direct equity interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a direct equity interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.03% direct equity interest in the shares of Maxis.

HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, Tun Hanif does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Tun Hanif is also deemed to have an interest over 2,000,000 shares in Maxis held through Dian Tiara Sdn. Bhd. ("DTSB") by virtue of his 99% direct equity interest in DTSB.

Therefore, Tun Hanif has an aggregate of 13.11% equity interest in Maxis.

Nature of interest	:	**Direct**
Direct (units)	:	**100,000**
Direct (%)	:	**0.004**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**331,775,665**
Date of notice	:	**21/03/2007**

Remarks

Notification was received by the Company on 22 March 2007.

There is no change to the number of shares over which the deemed interest is held following the above disposal.

The Registered holders of the remaining Maxis shares over which Tun Hanif has a deemed interest are set out below :

Dian Tiara Sdn. Bhd.
Suite 1608, Plaza Pengkalan
Jalan Tiong
3rd Mile, Jalan Ipoh
51100 Kuala Lumpur
In respect of 2,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No
082-34780

Reference No **MC-070320-8D403**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/03/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 314,400 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**20/03/2007**	**314,400**	

Circumstances by reason of which change has occurred	:	**Disposal of shares by EPF Board**
Nature of interest	:	**Direct**
Direct (units)	:	**314,400**
Direct (%)	:	**0.0124**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**133,203,700**
Date of notice	:	**20/03/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 20 March 2007 received by Maxis on 26 March 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 117,657,900 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,592,500 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,005,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd

PHEIM Asset Management Sdn Bhd
(in respect of 3,878,600 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 3,189,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070326-26E5C**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/03/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 1,878,500 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**21/03/2007**	**1,000,000**	
Disposed	**22/03/2007**	**878,500**	

Circumstances by reason of which change has occurred	:	**Disposals of shares by EPF Board**
Nature of interest	:	**Direct**
Direct (units)	:	**1,878,500**
Direct (%)	:	**0.0742**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**131,325,200**
Date of notice	:	**22/03/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 22 March 2007 received by Maxis on 28 March 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 115,779,400 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,592,500 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,005,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

RHB Asset Management Sdn Bhd
(in respect of 458,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,878,600 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 3,189,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070328-46CFA**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/03/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 1,000,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**23/03/2007**	**1,000,000**	

Circumstances by reason of which change has occurred	:	**Disposals of shares by EPF Board**
Nature of interest	:	**Direct**
Direct (units)	:	**1,000,000**
Direct (%)	:	**0.04**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**130,325,200**
Date of notice	:	**26/03/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 26 March 2007 received by Maxis on 30 March 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 114,779,400 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,592,500 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,005,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd

PHEIM Asset Management Sdn Bhd
(in respect of 3,878,600 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 3,189,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No MC-070330-6AA85

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	04/04/2007

Particulars of substantial Securities Holder

Name	:	EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")
Address	:	Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
NRIC/Passport No/Company No.	:	EPF ACT 1991
Nationality/Country of incorporation	:	Malaysia
Descriptions(Class & nominal value)	:	Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Name & address of registered holder

EPF Board
(in respect of 821,000 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 100,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	27/03/2007	821,000	
Acquired	27/03/2007	100,000	

Circumstances by reason of which change has occurred	:	Disposal of shares by EPF Board and acquisition of shares by Portfolio Manager
Nature of interest	:	Direct and Indirect
Direct (units)	:	821,000
Direct (%)	:	0.032
Indirect/deemed interest (units)	:	100,000
Indirect/deemed interest (%)	:	0.004
Total no of securities after change	:	129,604,200
Date of notice	:	28/03/2007

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 28 March 2007 received by Maxis on 4 April 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,958,400 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,592,500 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,105,000 ordinary shares of RM0.10 each in Maxis)

(in respect of [illegible] ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 458,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,878,600 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 3,189,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-070404-28C27**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/04/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 451,600 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**29/03/2007**	**429,000**	
Acquired	**30/03/2007**	**22,600**	

Circumstances by reason of which change has occurred	:	**Acquisitions of shares by EPF Board**
Nature of interest	:	**Direct**
Direct (units)	:	**451,600**
Direct (%)	:	**0.0178**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**130,055,800**
Date of notice	:	**30/03/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 30 March 2007 received by Maxis on 5 April 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 114,410,000 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,592,500 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,105,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

RHB Asset Management Sdn Bhd
(in respect of 458,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,878,600 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 3,189,000 ordinary shares of RM0.10 each in Maxis)

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 09/04/2007

082-34780

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 320,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**03/04/2007**	**320,000**	

Circumstances by reason of which change has occurred	:	**Acquisition of shares by EPF Board**
Nature of interest	:	**Direct**
Direct (units)	:	**320,000**
Direct (%)	:	**0.0126**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**130,375,800**
Date of notice	:	**03/04/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 3 April 2007 received by Maxis on 9 April 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 114,730,000 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,592,500 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,105,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd

PHEIM Asset Management Sdn Bhd
(in respect of 3,878,600 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 3,189,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070409-532D0**

Exemption File No. 082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/04/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 335,100 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 40,000 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**05/03/2007**	**200,000**	
Disposed	**04/04/2007**	**34,900**	
Acquired	**04/04/2007**	**40,000**	
Acquired	**05/04/2007**	**370,000**	

Circumstances by reason of which change has occurred	:	**Acquisitions and Disposals of shares by EPF Board and Portfolio Managers**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**335,100**
Direct (%)	:	**0.0132**
Indirect/deemed interest (units)	:	**160,000**
Indirect/deemed interest (%)	:	**0.006**
Total no of securities after change	:	**130,550,900**
Date of notice	:	**05/04/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 5 April 2007 received by Maxis on 11 April 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 115,065,100 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 40,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,592,500 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd

Mayban Investment Management Sdn Bhd
(in respect of 1,105,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,878,600 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 458,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 3,189,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070413-C4C9C**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**13/04/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 1,000,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 318,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 911,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**06/04/2007**	**318,000**	
Disposed	**09/04/2007**	**1,000,000**	
Acquired	**09/04/2007**	**911,000**	

Circumstances by reason of which change has occurred	:	**Disposals of shares by EPF Board and Acquisitions of shares by Portfolio Managers**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**1,000,000**
Direct (%)	:	**0.04**
Indirect/deemed interest (units)	:	**1,229,000**
Indirect/deemed interest (%)	:	**0.05**
Total no of securities after change	:	**130,779,900**
Date of notice	:	**09/04/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 9 April 2007 received by Maxis on 13 April 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 114,065,100 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 40,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,592,500 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd

Mayban Investment Management Sdn Bhd
(in respect of 1,105,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,878,600 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 776,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 4,100,000 ordinary shares of RM0.10 each in Maxis)

APPENDIX C

Reference No **MC-070319-62770**

Submitting Merchant Bank	:	**n/a**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/03/2007**

082-34780

RECEIVED

2007 MAY -7 A 9:42

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") - PROPOSED RM500.0 MILLION COMMERCIAL PAPERS/MEDIUM TERM NOTES PROGRAMME AND RM500.0 MILLION MEDIUM TERM NOTES PROGRAMME (COLLECTIVELY THE "PROGRAMMES")**

Contents :

Further to Maxis' announcement dated 9 March 2007, the Board of Directors of Maxis is pleased to announce that the Notes have been issued on 19 March 2007.

This announcement is dated 19 March 2007.

Reference No MC-070323-33467
Submitting Merchant Bank : N/A
Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 23/03/2007

Type : **Reply to query**
Reply to Bursa Malaysia's Query Letter - Reference ID : **NS-070322-43970**
Subject : **MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company")**
ARTICLE ENTITLED : "Maxis may join Usaha Tegas for stake in Sri Lanka Telecom"

Contents :

We refer to the letter dated 22 March 2007 from Bursa Malaysia Berhad to Maxis titled "Maxis may join Usaha Tegas for Stake in Sri Lanka Telecom"

.axis' understands that Usaha Tegas Sdn Bhd (Usaha Tegas) is independently exploring a proposed transaction with NTT Communications Corporation in respect of Sri Lanka Telecom Ltd. Maxis proposes to have early discussions with Usaha Tegas to explore the opportunities for Maxis to participate in this transaction. At this stage, the Maxis Board has not yet evaluated or considered any proposal relating to this transaction.

As previously announced, Maxis' strategy for overseas expansion has been to explore opportunities in emerging markets with good potential for growth and Maxis continues to have discussions with various parties.

An appropriate announcement will be made in due course as and when Maxis is in a position to do so.

This announcement is dated 23 March 2007

Query Letter content :
We refer to the above article appearing in The New Straits Times, page 44 on Thursday, 22 March 2007, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
"Maxis Communications Bhd may join its parent company Usaha Tegas Sdn Bhd...to buy a stake in Sri Lanka Telecom Ltd."
In accordance with Bursa Securities' Corporate Disclosure Policy, you are requested to furnish Bursa Securities with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts

sufficient to support the same.
Please furnish Bursa Securities with your reply within one (1) market day from the date hereof.

082-34780

Yours faithfully

MARZUKI MAIDIN
Senior Manager, Issuers
Listing Division
Group Regulations
TYE/MZM
c.c. En. Chung Tin Fah
Securities Commission (via fax)

Reference No MC-070406-50429 082-34780
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **06/04/2007**

Type : **Announcement**
Subject : **Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 6 April 2007 pursuant to Paragraph 14.09(a) of the Listing Requirements from Mr. Rolf Marthinusen (deemed as a Principal Officer of the Company for the purpose of Chapter 14 of the Listing Requirements), do hereby notify Bursa Securities of his dealings in the securities of the Company as set out below:-

The disposal of 33,000 ordinary shares of RM0.10 each (representing 0.001% of the issued share capital) at RM12.10 each on 4 April 2007 ("the Disposal").

Mr. Rolf Marthinusen does not hold any shares in the Company after the Disposal.

This announcement is dated 6 April 2007.

APPENDIX D

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No MC-070314-38719

082-34780

RECEIVED

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	16/03/2007

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin Bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**14/03/2007**	**70,000**	**4.360**
Others	**14/03/2007**	**368,000**	**5.130**

Description of other type of transaction	:	**Subscription for 438,000 ordinary shares by way of the exercise of options granted pursuant to the Maxis 2002 Employee Share Option Scheme ("the Subscription of Shares")**
Circumstances by reason of which change has occurred	:	
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**1,388,000**
Direct (%)	:	**0.0549**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**16/03/2007**
Remarks	:	

The total number of options held after the Subscription of Shares is 1,771,578

[Section 54(1)]

Company No.

158400	V

RECEIVED 2007 MAY -7 A

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 09 day of March, 2007.

	Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	430,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on 16,000 shares	-	RM4.36	-
[c]	Amount paid on 2,000 shares	-	RM4.80	-
[c]	Amount paid on 102,000 shares	-	RM5.13	-
[c]	Amount paid on 33,000 shares	-	RM7.05	-
[c]	Amount paid on 19,000 shares	-	RM7.74	-
[c]	Amount paid on 7,000 shares	-	RM7.85	-
[c]	Amount paid on 108,000 shares	-	RM7.99	-
[c]	Amount paid on 4,000 shares	-	RM8.13	-
[c]	Amount paid on 6,000 shares	-	RM8.54	-
[c]	Amount paid on 7,000 shares	-	RM8.69	-
[c]	Amount paid on 105,000 shares	-	RM8.74	-
[c]	Amount paid on 21,000 shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on 16,000 shares	-	RM4.26	-
[e]	Amount of premium paid or payable on 2,000 shares	-	RM4.70	-
[e]	Amount of premium paid or payable on 102,000 shares	-	RM5.03	-
[e]	Amount of premium paid or payable on 33,000 shares	-	RM6.95	-
[e]	Amount of premium paid or payable on 19,000 shares	-	RM7.64	-
[e]	Amount of premium paid or payable on 7,000 shares	-	RM7.75	-
[e]	Amount of premium paid or payable on 108,000 shares	-	RM7.89	-
[e]	Amount of premium paid or payable on 4,000 shares	-	RM8.03	-
[e]	Amount of premium paid or payable on 6,000 shares	-	RM8.44	-
[e]	Amount of premium paid or payable on 7,000 shares	-	RM8.59	-
[e]	Amount of premium paid or payable on 105,000 shares	-	RM8.64	-
[e]	Amount of premium paid or payable on 21,000 shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 16 day of March , 2007

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,529,352,000** shares of RM0.10 each and the paid-up capital is **RM252,935,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**20,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**211,000**
	(c)	the number of shares allotted to non-citizens	**40,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**42,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	117,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	430,000

Dated this 16 day of March , 2007.

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 12 day of March , 2007.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**100,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM5.34	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM5.24	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **16** day of **March** , **2007**

....
TAN SRI DATO' MEGAT ZAHARUDDIN BIN MEGAT MOHD. NOR
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,529,452,000** shares of RM0.10 each and the paid-up capital is **RM252,945,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	-
	(c)	the number of shares allotted to non-citizens	**100,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	100,000

Dated this 16 day of March , 2007

....
TAN SRI DATO' MEGAT ZAHARUDDIN BIN MEGAT MOHD. NOR
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **14th** day of **March** , **2007**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**517,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **78,000** shares	-	RM4.36	-
[c]	Amount paid on **385,000** shares	-	RM5.13	-
[c]	Amount paid on **8,000** shares	-	RM7.05	-
[c]	Amount paid on **17,000** shares	-	RM7.85	-
[c]	Amount paid on **11,000** shares	-	RM7.99	-
[c]	Amount paid on **1,000** shares	-	RM8.54	-
[c]	Amount paid on **16,000** shares	-	RM8.74	-
[c]	Amount paid on **1,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **78,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **385,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **17,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM8.94	
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 20th day of March , 2007

TAN SRI DATO' MEGAT ZAHARUDDIN
BIN MEGAT MOHD. NOR
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,529,969,000** shares of RM0.10 each and the paid-up capital is **RM252,996,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**52,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**37,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	428,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	517,000

Dated this 20th day of March , 2007.

....
TAN SRI DATO' MEGAT ZAHARUDDIN BIN MEGAT MOHD. NOR
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 16 day of March , 2007.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**43,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **20,000** shares	-	RM5.13	-
[c] Amount paid on **7,000** shares	-	RM7.99	-
[c] Amount paid on **1,000** shares	-	RM8.13	-
[c] Amount paid on **15,000** shares	-	RM8.74	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **20,000** share	-	RM5.03	-
[e] Amount of premium paid or payable on **7,000** shares	-	RM7.89	-
[e] Amount of premium paid or payable on **1,000** shares	-	RM8.03	-
[e] Amount of premium paid or payable on **15,000** shares	-	RM8.64	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22 day of March , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,530,012,000** shares of RM0.10 each and the paid-up capital is **RM253,001,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**4,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**31,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	8,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	43,000

Dated this 22 day of March , 2007

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 21 day of March , **2007.**

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**70,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **9,000** shares	-	RM4.36	-
[c]	Amount paid on **4,000** shares	-	RM5.13	-
[c]	Amount paid on **1,000** shares	-	RM7.74	-
[c]	Amount paid on **16,000** shares	-	RM7.85	-
[c]	Amount paid on **14,000** shares	-	RM7.99	-
[c]	Amount paid on **20,000** shares	-	RM8.74	-
[c]	Amount paid on **6,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **14,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **20,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28 day of March, 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,530,082,000** shares of RM0.10 each and the paid-up capital is **RM253,008,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**13,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**19,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	38,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	70,000

Dated this 28 day of March , 2007

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **23** day of **March** , **2007**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**74,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **10,000** shares	-	RM5.13	-
[c]	Amount paid on **28,000** shares	-	RM7.99	-
[c]	Amount paid on **20,000** shares	-	RM8.74	-
[c]	Amount paid on **16,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **10,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **28,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **20,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28 day of March , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,530,156,000** shares of RM0.10 each and the paid-up capital is **RM253,015,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**4,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**12,000**
(c)	the number of shares allotted to non-citizens	**-**
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**28,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	30,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	74,000

Dated this 28 day of March , 2007

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **28** day of **March** , **2007**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**125,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **17,000** shares	-	RM4.36	-
[c]	Amount paid on **16,000** shares	-	RM5.13	-
[c]	Amount paid on **1,000** shares	-	RM7.05	-
[c]	Amount paid on **35,000** shares	-	RM7.99	-
[c]	Amount paid on **9,000** shares	-	RM8.13	-
[c]	Amount paid on **1,000** shares	-	RM8.54	-
[c]	Amount paid on **14,000** shares	-	RM8.69	-
[c]	Amount paid on **31,000** shares	-	RM8.74	-
[c]	Amount paid on **1,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **17,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **16,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **1,000** share	-	RM6.95	-
[e]	Amount of premium paid or payable on **35,000** share	-	RM7.89	-
[e]	Amount of premium paid or payable on **9,000** share	-	RM8.03	-
[e]	Amount of premium paid or payable on **1,000** share	-	RM8.44	-
[e]	Amount of premium paid or payable on **14,000** share	-	RM8.59	-
[e]	Amount of premium paid or payable on **31,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 5 day of April , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,530,281,000** shares of RM0.10 each and the paid-up capital is **RM253,028,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**6,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**69,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**21,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 29,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 125,000

Dated this 5 day of April , 2007

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **30** day of **March** , **2007**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**85,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **12,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM7.05	-
[c]	Amount paid on **2,000** shares	-	RM7.74	-
[c]	Amount paid on **10,000** shares	-	RM7.85	-
[c]	Amount paid on **10,000** shares	-	RM7.99	-
[c]	Amount paid on **12,000** shares	-	RM8.54	-
[c]	Amount paid on **29,000** shares	-	RM8.74	-
[c]	Amount paid on **7,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **12,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** share	-	RM6.95	-
[e]	Amount of premium paid or payable on **2,000** share	-	RM7.64	-
[e]	Amount of premium paid or payable on **10,000** share	-	RM7.75	-
[e]	Amount of premium paid or payable on **10,000** share	-	RM7.89	-
[e]	Amount of premium paid or payable on **12,000** share	-	RM8.44	-
[e]	Amount of premium paid or payable on **29,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 5 day of April , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,530,366,000** shares of RM0.10 each and the paid-up capital is **RM253,036,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**19,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**33,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	33,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	85,000

Dated this 5 day of April , 2007

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965 U02-54780
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 04 day of April , **2007**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**217,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **3,000** shares	-	RM4.36	-
[c]	Amount paid on **2,000** shares	-	RM4.80	-
[c]	Amount paid on **12,000** shares	-	RM5.13	-
[c]	Amount paid on **12,000** shares	-	RM7.74	-
[c]	Amount paid on **4,000** shares	-	RM7.85	-
[c]	Amount paid on **107,000** shares	-	RM7.99	-
[c]	Amount paid on **8,000** shares	-	RM8.13	-
[c]	Amount paid on **2,000** shares	-	RM8.54	-
[c]	Amount paid on **64,000** shares	-	RM8.74	-
[c]	Amount paid on **3,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **3,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **2,000** share	-	RM4.70	-
[e]	Amount of premium paid or payable on **12,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **12,000** share	-	RM7.64	-
[e]	Amount of premium paid or payable on **4,000** share	-	RM7.75	-
[e]	Amount of premium paid or payable on **107,000** share	-	RM7.89	-
[e]	Amount of premium paid or payable on **8,000** share	-	RM8.03	-
[e]	Amount of premium paid or payable on **2,000** share	-	RM8.44	-
[e]	Amount of premium paid or payable on **64,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 09 day of **April** , **2007**

DATO' JAMALUDIN BIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,530,583,000** shares of RM0.10 each and the paid-up capital is **RM253,058,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**73,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**81,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**7,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	56,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	217,000

Dated this 09 day of **April , 2007.**

....
DATO' JAMALUDIN BIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 06 day of **April** , **2007**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**118,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **7,000** shares	-	RM4.36	-
[c]	Amount paid on **10,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM7.05	-
[c]	Amount paid on **2,000** shares	-	RM7.74	-
[c]	Amount paid on **22,000** shares	-	RM7.99	-
[c]	Amount paid on **21,000** shares	-	RM8.54	-
[c]	Amount paid on **36,000** shares	-	RM8.74	-
[c]	Amount paid on **18,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **22,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **21,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **36,000** shares	-	RM8.64	
[e]	Amount of premium paid or payable on **18,000** shares	-	RM8.94	
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotte .o them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **12** day of **April** , **2007**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,530,701,000** shares of RM0.10 each and the paid-up capital is **RM253,070,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**43,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**45,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**7,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	23,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	118,000

Dated this 12 day of **April , 2007.**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

END